Offering Statement for MAGFAST LLC

("MAGFAST," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   MAGFAST LLC

   1 Grandview Ave

   Cornwall on Hudson, NY 12520

Eligibility

2. **The following are true for MAGFAST LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Seymour Segnit

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/18/2010	Present	Mischievous LLC	Managing Member
10/03/2017	Present	MAGFAST LLC	CEO & Founder

   Short bio: Seymour is MAGFAST 's eclectic, experienced, passionate CEO. Now a leading authority on internet marketing, Seymour works diligently to build MAGFAST's customer base, to drive down risk, and to deliver a range of products that Seymour calls 'The best work of my life'. He studied engineering at Oxford University, and his long career has included stints at Ogilvy & Mather and Saatchi & Saatchi, as a presenter at London's biggest radio station, and co-founder of a venture-backed Silicon Valley startup. He served in the same capacity at thingCHARGER Inc, another USB charger company, from Dec 2013 to Aug 2016. Seymour has served with MAGFAST LLC in all positions listed since inception and is a controlling member manager of Mischievous LLC.

Name
Amy Rau Segnit

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/18/2010	Present	Mischievous LLC	Managing Member
10/03/2017	Present	MAGFAST LLC	Co-Founder & Secretary

Short Bio: Amy has been Seymour's partner, in both business and life, for over a decade — lending her unique creative abilities, skills, and sparkle to everything from branding to social media campaigns to product packaging. Her role at MAGFAST includes support for the customer care team and direct engagement with customers; her creative work helps MAGFAST stand out from the crowd. Among earlier clients, Amy counts corporations like Barnes & Noble College Bookstore and Business Week, plus many of the world's leading ad agencies including Jack Morton Worldwide, Young & Rubicam, andTBWA/Chiat Day. Amy served as co-founder and creative director at thingCHARGER Inc, another USB charger company, from Dec 2013 to Aug 2016. Amy has served with MAGFAST LLC in all positions listed since inception and is a controlling member manager of Mischievous LLC. Amy has served with MAGFAST LLC in all positions listed since inception and is a controlling member manager of Mischievous LLC. LinkedIn: https://www.linkedin.com/in/amy-segnit-2b30975/

Name
Richard Michael Warwick

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2021	06/01/2021	ATX LED	Chief Operating Officer
06/01/2018	03/01/2021	Biomedical Music Solutions	COO & CTO
07/01/2018	Present	MAGFAST LLC	COO

Short bio: Rich heads up operations at MAGFAST. He is a two-time founder, and a veteran executive of eight venture-funded startups, where his roles were VP of Engineering & Operations, COO and CEO. As a senior executive, Rich has been responsible for over 30 products ranging across software (enterprise, mobile desktop and embedded), hardware (silicon, board, module, and box), and complete systems

Name
Rex Alan Northen

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2018	Present	Merexa LLC	Managing Member
07/01/2019	Present	MAGFAST LLC	Investment Strategy Conusltant

Short bio: Rex leads MAGFAST's investment strategy and advises on customer development. After graduating from Oxford, his first software company attracted clients like Body Shop, Honda, Lloyds of London and Shell. In Silicon Valley, he was CEO of a groundbreaking SaaS startup, managing member of Merexa LLC since Jul 2005, and served as executive director of a leading technology accelerator from Jan 2009 to Dec 2014.

Name
David Robert Neil Scaife

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2018	Present	Enyap Consulting Ltd	Director
12/01/2020	Present	MAGFAST LLC	Marketing Consultant

Short bio: Neil oversees MAGFAST's marketing function. He has a 20-year background in some of the world's largest communications agencies (Publicis, WPP, Havas) as a strategist, advising some of the world's largest brands, and has also held a number of high profile client-side marketing directorships. He co-founded a specialist financial communications agency, which was acquired by Publicis in 1996. LinkedIn: https://www.linkedin.com/in/neil-scaife-486b6b/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Mischievous LLC, a New York limited liability company ("Mischievous"), is the sole manager of the issuer. Amy Rau Segnit and Seymour Segnit are the controlling member managers of Mischievous.

Securities:	1,487,588

Class:	Common Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

MAGFAST, LLC, a Delaware limited liability company (the "Company"), is a consumer-electronics company engaged in the business of developing, manufacturing, selling, and distributing a family of magnetic wireless chargers, principally for use with mobile devices such as smartphones, readers and tablets. The Company's primary activities are product design and online marketing. Manufacturing is outsourced to partners in China. Our direct-to-consumer model is predicated on advance orders (pre-orders). Pre-orders have allowed us to validate demand for the product range and to test numerous online marketing approaches. Our core values and beliefs are to: build and cherish strong bonds; choose to delight; share our passion; consider all implications; and embrace every challenge. Products: MAGFAST chargers support older USB connections as well as USB-C and Qi Wireless, the new standards for wired and wireless charging. All MAGFAST products are designed to 'cut the cord', working together wirelessly as an integrated family through a unique 'snap-to-charge' technology: all power banks in the range can be rapidly charged by snapping it to a MAGFAST charger, then removing them instantly when needed. Designed for all mobile devices, every charger in the MAGFAST family is designed to be best in class and to work independently or in combination with any other; purchasing any single product offers incentives to buy more in the range. A video introduction and demonstration can be viewed at https://www.MAGFAST.com/investors/ The initial product family consists of six main products, with international variants to follow.

MAGFAST currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in MAGFAST LLC speculative or risky:**
    1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the

Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

4. We are highly dependent on the services of our CEO and founder. Our future business and results of operations depend in significant part upon the continued contributions of this individual. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business sector is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have and launch its own business that competes with us.

7. You might lose your money: We believe MAGFAST will be very successful and that investors will earn a good return on their investment. However, there is no guarantee. Any number of things could go wrong, including (but not limited to) the things described below. You shouldn't invest unless you can afford to lose all your investment.

8. MAGFAST is a startup: Although the principals of MAGFAST have experience with other companies and similar products, MAGFAST itself was formed only recently and should be viewed as a start-up enterprise. Investing in early-stage companies is not like investing in mature, publicly-traded companies with professional management and predictable cash flows. Like most startups, we face significant challenges turning our business plans into a sustainable business, including understanding the marketplace and accurately identifying opportunities for growth, developing our products in a changing marketplace, anticipating consumer preferences, developing our brand identity, responding effectively to the products of competitors, attracting, retaining, and motivating qualified executives and personnel, implementing business systems and processes, including technology systems, raising

capital, controlling costs, managing growth, and expansion, Implementing adequate accounting and financial systems and controls, dealing with adverse changes in economic conditions.

9. Competition: MAGFAST has many competitors, large and small. Moreover, many of our competitors have significantly greater resources and/or better competitive positions in certain product segments, geographic regions, or customer demographics. Among other things, our competitors might develop products that are comparable or superior to ours, undertake more far-reaching and successful product development efforts or marketing campaigns, adopt more aggressive pricing policies, respond more effectively to new or emerging technologies, or use strong or dominant positions in one or more other markets to gain a competitive advantage in our market.

10. Unreliable Revenue Projections: Any estimate of our revenue will be by nature unreliable, given all of the uncertainties of our business. We have no way of knowing with certainty how much revenue we will generate, or even whether we will generate revenue at all.

11. Distribution Channels: Building a better mousetrap is not enough. Although we believe our products are superior to the products of our competitors, we must be able to get our products into mass-market distribution channels, like major retail stores. Although the Internet does allow us to reach consumers directly, we might need to get into traditional distribution channels to achieve success and there is no guarantee that we will be able to do so, particularly if we are offering only one set of products.

12. Risks of Manufacturing: Manufacturing products like ours is highly challenging, and there is no guarantee that we will be successful. Among the many challenges of manufacturing: Our products must be manufactured to very close tolerances. Defects in the products would damage our reputation and our business. We could face shortages in parts and raw materials. Our power banks are manufactured using rechargeable cells purchased from other suppliers. As with competing products, if there are defects in the manufacturing of these cells it could result in shipping an unsafe product with widespread repercussions. Even if we can manufacture products in low volume, we might not be able to scale, we might need to re-design our products on short notice, we could become involved in labor disputes, and the costs of manufacturing could suddenly increase. If our current manufacturers cannot meet our requirements, there is a chance we might have to engage new manufacturing partners for our products. In this case, some or all of the development or tooling work for our products might have to be replicated at our cost.

13. Third-Party Manufacturer: MAGFAST contracts with a third party to manufacture its products. If our third-party manufacturer became unable to build our products, whether due to natural disasters, other force majeure event, or its own financial difficulties, or if it were unable to meet our growing production demands or changing production specifications in a timely manner, this could delay product delivery and therefore MAGFAST's ability to grow its revenues as anticipated. In some cases, MAGFAST could be required to locate a new manufacturer, which could interrupt production for a significant period of time, damaging our business.

14. Functionality: If our products do not function as consumers expect them to, it would damage our business, and because the functionality of a product involves both objective and subjective elements (does the product charge my device vs. how does the product feel in my hand), it is very difficult to know in advance whether we will meet expectations.

15. Product Defects: If our products contain defects, at a minimum our reputation could be harmed and our revenue decreased. If the defects are extensive and serious enough, they could even put us out of business. Our third-party manufacturer will have in place quality controls to detect defects, but these controls still are subject to human error.

16. Product Liability Claims and Recalls: MAGFAST manufactures products that create exposure to product liability claims and litigation, such as claims for personal injuries and property damage, e.g. fire. The costs associated with defending product liability claims could be substantial, and MAGFAST could be liable for and subject to damages awards to third parties as a result. MAGFAST's products could be subject to recalls, including recalls issued by the Consumer Product Safety Commission or other regulatory bodies. MAGFAST may be required to recall, repair or replace products if those products are found not to be in compliance with applicable standards or regulations, which could be extremely expensive and require substantial time and resources. In addition, product liability claims

and recalls could adversely impact MAGFAST's reputation, regardless of the merits of the underlying claims or of the matters giving rise to a recall.

17. Reliance on Single Product Line: For the foreseeable future, we expect virtually all of MAGFAST's revenues to be derived from one product line. Relying so heavily on one product line creates a number of risks, including the greater difficulty of getting into distribution channels, greater exposure to competition, higher per-item costs (manufacturing costs, marketing costs, general overhead, etc.), and less pricing leverage.

18. Changes in Technology: We are in the technology business, and changes in the underlying technology associated with charging mobile devices could have an immediate and devastating impact on our business. For example, if Apple and Samsung announced devices that could be charged through the air, without cords or magnets, our business would probably be hurt very significantly. There is simply no way to predict changes in technology.

19. We Might Change Our Business Plans: Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans.

20. Need for New Products: The success of MAGFAST might depend on our ability to develop new and better products, with more features that consumers want. While MAGFAST has a number of product development strategies in place, there is no guarantee that we will be successful in doing so. If MAGFAST is unable to develop new products, it could reduce the amount paid to investors.

21. Unpredictable Operating Costs: Our operating costs are unpredictable and in many cases beyond our control. If operating costs rose too high or too quickly, it could threaten our ability to remain in business.

22. Our Revenues Might be Limited by Marketing Budget: The more we spend on marketing, the more revenue we expect to generate. However, we do not have an unlimited marketing budget. If we are unable to produce sales quickly and/or raise more capital, our marketing efforts could be hamstrung and our revenues suffer accordingly.

23. Dual Purposes: MAGFAST has a public benefit purpose as well as a commercial purpose. It is very possible that as a result of pursuing its public benefit purpose, the Company could generate lower revenues, and thus a lower return to investors, than if it were focused only on producing profits.

24. Changes in Laws Could Affect the Business: Our business could be affected adversely by changes in the law - for example, by a law that imposes new safety requirements on our products, or a law that makes our products harder to sell.

25. Consumers Don't Need Our Products: Apple, Samsung, and other manufacturers may include charging cables with their phones and other mobile devices. As a result, consumers don't really need our products. They will buy our products only if they see enough added value.

26. Target Market: The market for MAGFAST's products may not be as large as MAGFAST believes or anticipates, and may fail to develop and grow as anticipated by MAGFAST or fail to grow at all.

27. Economic Conditions Could Affect Our Business: MAGFAST sells products that are not necessities like food or shelter, but luxuries. As a result, MAGFAST could be adversely affected by a deterioration in economic conditions, as consumers choose or are forced to spend less on premium goods.

28. Low Minimum Offering: Under the terms of this offering, we are allowed to start spending investor dollars as soon as we have raised $10,000. Yet if we raise that little capital, we might need to seek additional capital immediately or the business might be at a significant risk of failure.

29. Need for Additional Capital: MAGFAST might need more money in the future to fund new product development, expand its operations, buy property and equipment, finance inventory, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no guarantee that MAGFAST will be able to raise all of the funds required to operate and maintain its business. If additional funds are needed and MAGFAST cannot obtain such funds, our business might fail and investors could lose some or all of their investment.

30. We Don't Own the Intellectual Property: MAGFAST itself doesn't own the intellectual property upon which our business is based. Instead, the intellectual property is owned by the founder of MAGFAST, Seymour Segnit, and his wife, Amy Rau Segnit. MAGFAST has the exclusive right to use the

intellectual property in its business by contract, but Mr. and Ms. Segnit have the right to terminate the contract should MAGFAST fail to meet minimum performance criteria. In that event MAGFAST would no longer be able to conduct its business.

31. Patents and Intellectual Property Rights: MAGFAST believes that the intellectual property will provide a significant competitive advantage, but there is no guarantee this will prove to be the case. For example, competitors could come up with alternatives to our products that do not involve the use of our patents. Alternatively, a competitor could challenge the validity of our patents in court and a court could find that they are invalid. Defending the validity of a patent in legal proceedings can be prohibitively expensive and could require MAGFAST to devote substantial time and resources. A competitor with deep pockets could use a patent claim - even one without merit - to effectively invalidate our patents.

32. Intellectual Property Infringement: MAGFAST could be subject to claims from third parties that MAGFAST has infringed on their intellectual property rights, including patents, trademarks and copyrights. MAGFAST could be subject to substantial costs of defending such claims, and could be liable for damages if MAGFAST is found to have infringed on another party's intellectual property rights. Defending such claims could require significant time and resources, and could cause significant disruptions to MAGFAST's systems and operations.

33. Need to Attract and Retain Employees and Contractors: To achieve its objectives, MAGFAST must hire and retain qualified executives, engineers, technical staff and sales personnel. If MAGFAST is unable to attract and retain capable managers and personnel, this may adversely affect its results of operations. With much deeper pockets, our competitors might be able to outbid us for talented employees and even take the employees or contractors we have already.

34. Risks Associated with Leverage: MAGFAST might borrow money from banks or other lenders, sometimes referred to as "leverage." While using leverage can increase the total return on the borrower's equity, it also increases risk because the amount borrowed has to be repaid in accordance with a schedule. To repay its loans, MAGFAST might be forced to scale down its operations, sell assets, and modify its business strategy, for example. This could reduce the amount paid to investors.

35. Risk of Uninsured Losses: MAGFAST will decide what kind of insurance to purchase, and in what amounts. There is no guarantee that MAGFAST will carry adequate or sufficient insurance coverage for all of the risks it will face. Likewise, some risks cannot be insured at all, or cannot be insured on an affordable basis, and MAGFAST might not be able to purchase or afford all the insurance it needs. Therefore, MAGFAST could incur uninsured losses.

36. Reliance on One Person: MAGFAST relies significantly on the skills of Seymour Segnit, MAGFAST's founder. If Mr. Segnit resigned, died, or became ill, MAGFAST and its investors could suffer.

37. No Right to Participate in Management: Investors will not be entitled to participate in the management of MAGFAST.

38. Lack of Professional Management: Although Mr. Segnit has managed other companies and businesses, he does not hold a degree in business management and is not a professional manager. MAGFAST intends to hire professional managers in the future, but there is no assurance they will be able to do so.

39. Failure of Prior Business: Mr. Segnit was the founder and manager of thingCHARGER, Inc., which was engaged in the business of developing, manufacturing, and selling a charger for mobile devices from 2013 to 2016. Although that company enjoyed some success, it ultimately failed. There is no assurance that the experience of thingCHARGER, Inc. will not be repeated with MAGFAST.

40. Claims and/or Negative Publicity from Creditors of Prior Business: When thingCHARGER, Inc. failed, not everyone was paid. Because of the similarities of the business conducted by thingCHARGER, Inc. on one hand, and MAGFAST on the other hand, and certain other factors, creditors of thingCHARGER, Inc. - including customers who did not receive the products they ordered - might assert claims against MAGFAST. Even if the claims lack legal merit MAGFAST would be required to spend money to defend them, and if the claims ultimately were found to have merit they could represent a very substantial financial burden on MAGFAST. In either case, the existence of these claims could reduce the amount paid to investors. Creditors (including disgruntled former customers) could also seek to harm the reputation of MAGFAST.

41. No Registration Under Securities Laws: Neither MAGFAST nor the securities will be registered with the Securities and Exchange Commission (the "SEC") or the securities regulator of any state. Hence, neither MAGFAST nor your securities is subject to the same degree of regulation and scrutiny as if the securities were registered.

42. Incomplete Offering Information: The securities are being issued under SEC Rule 4(a)(6). Although we have tried to provide a significant amount of information in this Offering Statement, SEC Rule 4(a)(6) does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). It is possible that if you had more information about us, you would make a different investment decision.

43. Lack of Ongoing Information: We will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company, and under some circumstances, we would be permitted (and could choose) to stop providing annual information.

44. Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

45. Limits on Liability of Company Management: Your rights to make claims against our management team will be very limited. In making your investment decision you should assume that you will never be able to sue MAGFAST's management, even if they make decisions you believe are stupid or incompetent unless they violate Federal or State securities laws.

46. Your Interests Aren't Represented by Our Lawyers: We have lawyers who represent us. Our lawyers have drafted all of the legal documents reflecting your investment in MAGFAST. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

47. Other Conflicts of Interest: In some ways the interests of investors and the interests of MAGFAST's management team will coincide: everyone wants MAGFAST to be as successful as possible. However, your interests might be in conflict in other important areas. For example, you might want MAGFAST to generate revenue as quickly as possible, while the management team might believe deferring sales is in the best long-term interest of MAGFAST.

48. You Do Have a Downside: If MAGFAST fails to generate the revenue it expects to generate, you could lose some or all of your investment.

49. The Company's business is predicated on pre-orders. Customers who have been waiting for pre-ordered products may not be happy with the delay and may request refunds.

50. The minimum or target offering amount for this Offering is $10,000 while the maximum offering amount for this Offering is $3,350,012. Our goal is to raise the maximum offering amount however if we are only able to raise the minimum offering amount, which would still qualify our Offering as sucessful, the risk of your investment will be substantially higher.

51. We may at a future date choose to raise additional sums which would increase the maximum raise of this offering to $5 million in total. This may require future amendments to this offering statement.

52. We have broad discretion over the use of proceeds from securities offerings. The Company's management will have broad discretion with respect to the application of net proceeds received and accepted by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time. For example, if we were to acquire a company with the proceeds of this offering, the acquired company could fail to be profitable, and therefore could cause us to incur significant losses. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business or cause the price of the Company's issued and outstanding securities to decline.

53. Investor Risks - Scheduled Price Change: Investors who participate in the Offering on or before February 24, 2023, will be able to invest at a purchase price of $15.57 per share, which equates to a $38,180,427 pre money valuation; and investors who participate in the Offering after February 24, 2023, will invest at a purchase price of $15.77 per share, which equates to $38,670,862 pre money valuation.

54. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

55. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

56. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

57. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

58. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

59. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

60. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

61. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

62. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

63. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

64. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

MAGFAST LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $3,349,994 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We plan to use the proceeds from this offering primarily for manufacturing, materials and & fulfillment, sales, general & administrative and activities related to production: tooling and product certification.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$164,150
Tooling	$9,510	$130,000
Manufacturing & Materials & Fulfillment	$0	$1,535,850
Sales, General & Administrative	$0	$1,235,000
Product Certification	$0	$20,000
Research & Development	$0	$264,995
Total Use of Proceeds	**$10,000**	**$3,349,994**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and MAGFAST LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $15.57 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	5,000,000	2,452,179	No	While MAGFAST is an LLC , in this Offering Statement we refer to the Securities as Common Units, whereas in our Limited Liability Company Agreement, the interests of the Company are denominated by "Shares" of "Stock". The voting rights associated with Common Units are limited. Common Unit holders have no say in the management of the company. Holders of our Securities only have a vote on certain amendments to our Limited Liability Company Agreement. Please see our Limited Liability Company Agreement for further disclosure. Common Units have the right to receive all distributions not made to holders of Preferred Units.
Preferred Units	5,000,000	0	No	The Manager may determine the rights of any class of Preferred Units. No Preferred units are outstanding and no rights have been assigned.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options		235,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Under the provisions of the Company's Limited Liability Company Agreement, 100% of the voting power is vested in Mischievous LLC, without regard to any other ownership. Owners of the Securities will have the right to vote only on some amendments of the Limited Liability Company Agreement, and nothing else. As noted in Item 14 above, your limited voting rights are held by a record owner. The Securities being offered may be modified with a majority vote of the owners, except for some modifications that require a unanimous vote. Please refer to our Limited Liability Company Agreement for additional details. There are currently 235,000 options reserved for issuance, if those get exercised, your ownership in the company will get diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver from the provisions in the Company's Limited Liability Company Agreement that limit or restrict the ability of a member to transfer membership interest units, for all membership interest units issued by the Company pursuant to this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Mischievous, the manager of the issuer, has complete managerial control over the issuer. Every decision made by Mischievous will affect holders of the Common Units for better or worse. The Company's Limited Liability Company Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Purchasers of Securities in this offering will have no control over the management of the issuer's business. Mischievous LLC may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, Mischievous LLC may decide to issue additional Securities to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the Securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional Securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our Securities, if there is a market price, could decline as a result of the additional issuances of Securities. For example, If the issuer issues additional Units at a per-Unit price lower than $10.00, it would "dilute" the interests of holders who paid $10.00 per Unit. If the issuer issues Preferred Units, holders of the Preferred Units would likely have rights superior to those of the holders of Common Units, including the superior right to distributions. If the issuer repurchases securities, it would reduce the cash available for marketing expenses, growth, or operating expenses. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our Company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. If the issuer engages in transactions with related parties, the issuer might pay too much or receive too little in return.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Notes Payable
Amount Outstanding:	$127,084
Interest Rate:	0.0%
Maturity Date:	December 31, 2021
Other Material Terms:	The original value of the notes total $64,584. The note holders as a group are entitled to 5% of the revenue of the Company for four years or until each investor has received a multiple of his, her or its investment (the investor's

"Investment Multiple"), as shown in the table below, whichever occurs first: Investment Multiple $500-$2,499 (1.6X) $2,500-$4,999 (2.0X) $5,000-$25,000 2.1X Given the pre-sales that have occurred, the Company has recorded as a liability $127,084, the maximum amount due to the note holders, based on the above formula. The Company reserves the right, in its sole discretion, to extend the term of the Notes or to offer a revised version of the Notes to investors.

25. **What other exempt offerings has MAGFAST LLC conducted within the past three years?**

Date of Offering:	12/2020
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$1,051,450
Use of Proceeds:	Proceeds from this Offering were used primarily for manufacturing, materials and activities related to production: tooling and product certification.
Date of Offering:	12/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$2,313,982
Use of Proceeds:	Operating expenses.
Date of Offering:	12/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$1,060,191
Use of Proceeds:	Operating expenses.
Date of Offering:	04/2022
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$1,141,346
Use of Proceeds:	Operating expenses.
Date of Offering:	05/2022
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$462,338
Use of Proceeds:	Operating expenses.

Date of Offering:	06/2022
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$6,295
Use of Proceeds:	Operating expenses.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    MAGFAST LLC is a Delaware limited liability company formed on October 3, 2017. During 2022, the Company was able to generate approximately $900,000 in revenue. The Company has also collected cash from customers that have pre-ordered its products. The Company recorded total cumulative customer advance payments for prepaid sales amounting to $13,087,096 and $10,137,190, respectively, as of December 31, 2021, and 2020. These advanced payments are recorded as a liability on the Company's balance sheet and will not be recognized as revenue until the products have shipped and title to the products has passed to the customers. The Company incurred a net loss of $4,267,901 and $4,811,177 for the years ended December 31, 2021, and 2020, respectively, recorded a members' deficit of $8,633,452 as of December 31, 2021, and requires additional capital for its contemplated business activities to take place. The Company plans to raise additional capital to carry out its business plan. For the years ended December 31, 2021 and 2020, the Company recorded a net loss of $4,268,646 and $4,811,177, respectively. In the year ended December 31, 2021, the primary expenses were advertising and promotion of $2,027,483, research and development of $838,129, professional fees of $702,446, credit card processing fess of $190,291, and website amortization expense of $252,643. In the year ended December 31, 2020, the primary expenses were advertising and promotion of $2,745,011, research and development of $651,180, professional fees of $731,033, credit card processing fess of $283,939, and website amortization expense of $183,042. In May and June 2022, the Company raised $1,609,689 less a fee of $78,875 (4.9% of capital raised) for net proceeds of $1,530,813 as part of a crowdfunding campaign. 106,110 units were sold at a per unit price of $15.17. In December 2021, the Company raised $3,374,175 less a fee of $165,337 (4.9% of capital raised) for net proceeds of $3,208,838 from approximately 3,000 individual investors as part of a crowdfunding campaign. 237,117 units were sold at a per unit price of $14.23. During the last quarter of 2020, the Company raised $1,051,450 less a fee of $51,521 (4.9% of capital raised) for net proceeds of $999,929 from approximately 1,000 individual investors as part of a crowdfunding campaign. The capital raised was based on an approximate $20 million pre-money valuation of the Company. Approximately 105,150 units were sold at a per unit price of $10. Notes payable represent a total of $64,584 of individual notes. The noteholders are entitled to 5% of the revenue, including pre-sales, of the Company for four years, or until each noteholder has received a loan multiple of a minimum of 1.6 times and a maximum of 2.1 times the amount lent to the company. Based on the loan agreements, the Company has recorded a total amount payable to the noteholders of $127,084. With this raise, we plan to use the proceeds from this offering primarily for manufacturing and materials, sales, new product development, and activities related to production: tooling and product certification.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

MAGFAST LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Please follow the link listed below to read the MAGFAST intro video transcript: https://www.magfast.com/transcripts/intro-video-regcf Please follow the link listed below to read the MAGFAST's unique online pre-order experience that has driven over $15 million in pre-orders. https://www.magfast.com/transcripts/webinar-cf Please follow the link listed below to read the MAGFAST Video Announcement about this offering: https://www.magfast.com/transcripts/event-regcf Invest in MAGFAST Q&A with Kate and Seymour Transcript: https://www.magfast.com/transcripts/investor-qa-regcf

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation:	certificateofformation.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

   Once posted, the annual report may be found on the issuer's web site at: MAGFAST.com

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
   - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   - the issuer liquidates or dissolves its business in accordance with state law.